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                     [Belden & Blake Corporation letterhead]




June 28, 2005

Via EDGAR

Mr. Ryan Milne
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.  20549-0405

Re:  BELDEN & BLAKE CORPORATION
     Form 10-K for the fiscal year ended December 31, 2004
     File No. 0-20100

Dear Mr. Milne:


This letter is pursuant to our telephone conversation on June 28, 2005. This is to confirm that we expect to file our response to your comment letter on July 1, 2005.

If you have any questions please contact me.


Sincerely,

/s/ Robert W. Peshek

Robert W. Peshek
Senior Vice President & Chief Financial Officer